Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

Charter Wins Request That Could Speed California Deal Review
Originally appeared in Bloomberg
By Todd Shields
February 11, 2016
http://www.bloomberg.com/news/articles/2016-02-11/charter-to-win-request-that-could-speed-california-merger-review

Charter Communications Inc. won its request for California to skip a hearing on the cable company’s bid for Time Warner Cable Inc., a step toward quicker judgment from a state set to lag behind a U.S. review of the $55.1 billion merger.

An administrative law judge with the California Public Utilities Commission on Thursday granted Charter’s request to forgo a hearing Feb. 17-18, and he set a date for a final decision May 12 after receiving briefs in March. Previously the agency had foreseen a final decision on June 10.

The change “has no bearing on the outcome” and “merely makes it possible to shorten somewhat the schedule,” Terrie Prosper, director for news and public information at the agency, said in an e-mail before the ruling was released.

Charter has pushed for a quicker review from California. “We appreciate today’s ruling which should allow us to close the pending transaction more quickly,” Tamara Smith, a Washington-based spokeswoman, said in an e-mail.

Read the full article here. http://www.bloomberg.com/news/articles/2016-02-11/charter-to-win-request-that-could-speed-california-merger-review

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.